BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.2492

June 12, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated June 6, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the “40-F”).

Please be advised that we expect to provide our response to the Comment Letter by June 28, 2013.

Please do not hesitate to contact me if you have any questions concerning the forgoing.

Yours truly,

/s/ Jennifer Mazin
Jennifer Mazin
Vice-President & Assistant General Counsel